Filed by Hewitt Associates, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Exult, Inc. Commission File No. 0-30035

[E-mail message to the Leadership Group of Hewitt Associates, Inc.]

From:        Dale Gifford and Bryan Doyle

To:        Hewitt's Leadership Group (650+)

Subj:        Hewitt Agrees to Join Forces With Exult

        This morning, we made public our intention to join forces with Exult, Inc., a leading provider of HR business process outsourcing (BPO) services. As we emphasized on our call this morning, this is a tremendous opportunity for us. It brings together the complementary capabilities of two HR outsourcing industry leaders and strengthens our total value proposition across our entire spectrum of HR outsourcing and consulting services.

        Exult brings the capabilities, scale, flexibility, and market presence we need to expand our broader HR Outsourcing offer to seize the rapidly emerging opportunities in this key growth segment. Together, we will serve more than 18 million end users from more than 300 companies in benefits outsourcing and more than 2,300 companies in HR consulting (as we do today). We also will provide broader HR outsourcing services to more than 600,000 end users from 21 client organizations (including 16 from Exult and 5 of our own that we are serving today through our Workforce Management line of business).

        Not only is this decision a strategic move to strengthen our already established and unique Workforce Management offer, it greatly accelerates the build-out of a more flexible service approach. This combination will create one of the most comprehensive and flexible solutions in the HR BPO segment—-a segment that some analysts forecast to grow at double-digit rates annually over the next few years—-and position us to be a leader in the broader HR outsourcing space.

        Associates received a voicemail this morning informing them of this decision, and we also posted an announcement on The Source. Additionally, all managers will have access to Q&As to support them in responding to associate questions. These Q&As are provided below. They provide a substantial level of detail on this proposed combination, so we encourage you to make every effort to review them and be prepared to answer associates' questions. Follow-on meetings have already been scheduled or are being planned in many locations, so watch for invitations and updates in the near future.

        Before the transaction can be completed, the deal requires both regulatory approval and approval by both firms' stockholders. This process should be completed in about three months. During this period, we will update you on our progress as information becomes available, and as allowable.

        This is a landmark development and tremendous opportunity for the future of both our outsourcing and consulting businesses. We have much to do to ensure a successful integration of our two businesses, and a comprehensive, cross-functional team of associates will be dedicated to this planning and integration effort. As leaders, please be prepared to do whatever you can to support this team in succeeding in its mission. Also, you should do whatever necessary to minimize potential distractions for associates so they are able to stay focused on serving our clients exceptionally well throughout the integration.

        We hope you share our excitement about this news, and our tremendous optimism about our future.

Thanks.

Forward-Looking Information

        This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in Exult's 2003 Annual Report on Form 10-K and Hewitt's Form S-3 filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet site (http://www.sec.gov).

Additional Information and Where to Find It

        Hewitt intends to file a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC's Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

        Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt's executive officers and directors in Hewitt's definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult's executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.

[E-mail message to all associates of Hewitt Associates, Inc.]

Audience:    All Hewitt Associates

Byline:    Dale Gifford and Bryan Doyle

Subject:    Hewitt and Exult Announce Intentions to Join Forces

Channel:    The Source

For Internal Use Only

Hewitt and Exult: A Winning Combination

        This morning, we publicly announced our intention to join forces with Exult, Inc., a leading provider of HR business process outsourcing (BPO) services.

        Today's announcement marks an exciting opportunity for our firm. The decision to bring together Hewitt's and Exult's complementary capabilities will greatly enhance our total value proposition to clients across our entire spectrum of HR outsourcing and consulting services.

        The emerging need among clients for broader, more comprehensive, and more flexible HR outsourcing services is rapidly evolving. The window to seize the opportunities in this key growth segment is open now. And while we embarked on the path to broaden our service approach through our arrangement with TXU at the end of May, Exult provides us with substantial expertise and experience in this area and momentum to quickly exploit these opportunities.

        This is a strategic move to strengthen Hewitt's already established and unique Workforce Management offer. Together, we will serve more than 18 million end users from more than 300 companies in benefits outsourcing and more than 2,300 companies in HR consulting (as we do today). We also will provide broader HR outsourcing services to more than 600,000 end users from 21 client organizations (including 16 from Exult and 5 of our own that we are serving today through our Workforce Management line of business).

        This transaction will create one of the most comprehensive and flexible solutions in the HR BPO segment—-a segment that some analysts forecast to grow at double-digit rates annually over the next few years—-and position us to be a leader in the broader HR outsourcing space by:

  •
  Broadening the appeal of our solution for a greater number of organizations and accelerating our growth in a key growth segment;

  •
  Creating immediate scale and operating leverage for both organizations;

  •
  Building depth and experience in our sales and implementation of alternative delivery approaches;

  •
  Expanding and enriching our HR Outsourcing service mix;

  •
  Creating needed capacity to accelerate acquisition and implementation of new clients;

  •
  Broadening and deepening client relationships to enable us to better identify areas where we can add value across the full spectrum of our outsourcing and consulting solutions; and

  •
  Helping to strengthen Hewitt's brand credibility in the HR BPO space.

        Before the transaction can be completed, it requires regulatory review and approval, as well as stockholder approval from both organizations. We expect this process to take about three months to complete. During this pre-closing period, there are restrictions on what can and can't be communicated. However, we will provide updates on our progress as soon as information is available, and as allowable. In the meantime, you'll see we have included at the end of this note answers to some questions that might be on your mind upon hearing this announcement. Your local leaders and managers will be able to answer many other questions beyond those provided below.

        We can't emphasize enough how important it is to continue serving our clients exceptionally well during this period. Our clients, and the industry as a whole, will be watching us closely during this time. If you find that an issue related to the planning and integration process is becoming a distraction for you or others, let your manager know quickly so it can be addressed.

        This is an exciting opportunity for the future of our firm and for associates across all our lines of business. It demonstrates to clients, prospective clients, and our stockholders Hewitt's long-term commitment to this business and to providing the most comprehensive solutions in the broader HR outsourcing space. We hope that as you learn more about what this decision means to our firm, you share our excitement and our tremendous optimism about the future of Hewitt.

        Thanks.

Questions and Answers

        Exult is one of the pioneers in the HR BPO space. The company has grown quickly over the last few years by successfully delivering to clients a flexible approach to outsourcing HR processes. It has:

  •
  $480 million in revenues in 2003;

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  600,000 employees served;

  •
  16 clients, including 8 large managed payroll clients;

  •
  Services that span a broad scope of HR, including deep capabilities in Recruiting & Staffing and Managed Payroll;

  •
  Global capabilities; and

  •
  Adjunct capabilities in HR-related Finance & Accounting process management

  •
  The firm is headquartered in Irvine, California, and has client service centers in North and South America, Europe, and Asia Pacific. It has approximately 2,400 employees.

        Organizations that choose HR business process outsourcing (BPO) make the decision to outsource some or all responsibility for the management and administration of human resources processes to a third party. Everything we do in our HR Outsourcing segment is essentially HR BPO. Clients outsource the management and administration of various service areas to us: Health & Welfare benefits, Defined Contribution, Defined Benefit, Payroll, and broader HR services through Workforce Management. We take over functions previously handled by clients, then reengineer and automate them.

        Our recent agreement with Capgemini to provide a full range of integrated HR services to TXU is an example. This work includes not only implementation and administration, but also design and strategy work through our consulting lines of business.

        Absolutely. The talent and experience in our organization today has positioned us to be able to take advantage of the emerging opportunities in broader HR outsourcing, and this same talent and experience will be critical to growing our HR BPO business in the future. With the emergence of the HR BPO business, the opportunities available for associates all across our lines of business have just grown tremendously. We will need strong talent more than ever, so each of us will need to sharpen our existing skills and develop new ones to support our evolving business and exploit new opportunities.

        As we said initially, the window of opportunity is now. Building out our set of outsourcing solutions through acquisition rather than organically allows us to exploit these opportunities sooner—while they are poised for rapid growth.

        More clients mean more work for everyone. We fully expect that consulting opportunities will emerge out of the Exult client base, as well as our expanding HRO client base. In addition, we currently work with 2,300 consulting clients who are likely to express interest in our broader service offerings and more flexible approach to HR outsourcing. We are proud that we will be the only firm that can provide comprehensive and integrated HR consulting and outsourcing services. This ability will be what sets us apart in the marketplace.

        To minimize distractions to existing client service, a separate, dedicated integration team will be established to manage all aspects of the integration. This team will employ a rigorous integration and execution planning process from our Corporate Restructuring & Change consulting practice in our TOC line of business. This is the same process that was used in the Hewlett Packard/Compaq merger, which was one of the largest mergers in history. However, each of us staying focused on our own accountabilities will be what guarantees we minimize the distractions and continue to serve our clients exceptionally well. It's important to note, too, that while the integration team can plan and position us for integration on Day One after the deal is closed, Hewitt and Exult must continue to operate as two separate companies until closing.

        The combined company will be called Hewitt Associates. We are merging with Exult and integrating it into our business. Headquarters will continue to be in Lincolnshire.

Forward-Looking Information

        This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in Exult's 2003 Annual Report on Form 10-K and Hewitt's Form S-3 filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet site (http://www.sec.gov).

Additional Information and Where to Find It

        Hewitt intends to file a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC's Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

        Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt's executive officers and directors in Hewitt's definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult's executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.

[E-mail message to managers of Hewitt Associates, Inc.]

Audience: Hewitt Managers

Byline: Dale Gifford and Bryan Doyle

Subject: Hewitt and Exult Announce Intentions to Join Forces

Channel: The Source

For Internal Use Only

Hewitt and Exult: A Winning Combination

Supporting your ability to answer associate questions around the Hewitt/Exult combination.

        As you may have already seen on The Source, we announced this morning our intention to join forces with Exult, a leading provider of HR business process outsourcing (BPO) services. [link].

        It will be important during this integration period for you as managers to minimize potential distractions for associates so they can stay focused on serving our clients as exceptionally well as ever. Actions you can take to help associates stay focused include promptly sharing with them information on the combination when it's available to you, or otherwise addressing distractions quickly.

        At the end of this note you will find answers to some of the more immediate questions associates might have. Please familiarize yourself with this material as soon as possible so you can help associates better understand what this decision means for our firm. If you find that you don't know the answer to a question you receive, check with your manager and/or suggest that the associate submit the question to the Vision 2005 mailbox.

        We hope that as you learn more about what this direction means for our firm, you share our excitement and our tremendous optimism about the future of Hewitt, and you help carry that message forward to all associates.

Thanks.

        [Link to Q&As]

Dear Exult Employees,

        On behalf of everyone here at Hewitt Associates, we'd like to extend this greeting to you and express excitement about our company's plans to join forces with Exult.

        We can't think of a better partner for Hewitt than Exult. All of us at Hewitt have great respect for what your company has accomplished in the HR marketplace, and great admiration for the talent, knowledge, and expertise you bring to the partnership. To a person, those of us who have been involved in considering this merger are excited about our future potential together and very pleased that we're moving forward.

        Hewitt Associates was founded 64 years ago in the Chicago area by Ted Hewitt. In the early years, we focused on providing pension design, actuarial consulting, and executive compensation services. In response to changes in the market and our clients' needs over time, we have continuously broadened the scope of our services to now include a full range of human resource solutions. Today, we are a leading global outsourcing and consulting firm delivering a complete range of human capital management services to companies including Outsourcing, HR Strategy and Technology, Health Care, Organizational Change, Retirement and Financial Management, and Talent and Reward Strategies. Our 16,000+ associates, working in 86 offices in 37 countries around the world, are dedicated to serving more than 2,500 clients exceptionally well.

        The combination of industry-leading Exult's service mix, proven capabilities, tools, and reputation, along with our existing integrated HR outsourcing and consulting solutions and operating capabilities is tremendously powerful. Together, we'll offer the broadest and most flexible HR solutions available to clients today. And, together, we'll provide clients with powerful solutions to meet their every need, delivered on an integrated basis.

        As you know, this merger still requires stockholder and regulatory approval, so we can't officially welcome you to the Hewitt team just yet. But for now, we want you to know we are committed to making this a successful transition for you and your company, and we look forward to working with you and learning from you and every employee at Exult. Together, we have a tremendous opportunity and a bright future!

Dale Gifford, CEO	Bryan Doyle, HR Outsourcing Business Leader

Forward-Looking Information

        This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in Exult's 2003 Annual Report on Form 10-K and Hewitt's Form S-3 filed with the Securities and Exchange Commission ("SEC") and available at the SEC's internet site (http://www.sec.gov).

Additional Information and Where to Find It

        Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC's internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations,121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

        Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt's executive officers and directors in Hewitt's definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult's executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.